SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 3


                                 InterTAN, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                   461120 10 7
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
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      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 October 1, 2003
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 461120 10 7             SCHEDULE 13D              Page 2 of 18
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1    NAME OF REPORTING PERSON
     Liberation Investments L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         703,836
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      703,836
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       703,836
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN
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

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CUSIP No. 461120 10 7             SCHEDULE 13D              Page 3 of 18
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments Ltd.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
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                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         413,364
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      413,364
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       413,364
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO
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

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CUSIP No. 461120 10 7             SCHEDULE 13D              Page 4 of 18
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1    NAME OF REPORTING PERSON

     Liberation Investment Group, LLC

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,117,200
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,117,200
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,117,200
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO,IA
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

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CUSIP No. 461120 10 7             SCHEDULE 13D              Page 5 of 18
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1    NAME OF REPORTING PERSON

     Emanuel R. Pearlman

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,117,200
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,117,200
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,117,200
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC
--------------------------------------------------------------------------------

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CUSIP No. 461120 10 7             SCHEDULE 13D              Page 6 of 18
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INTRODUCTION

      This Amendment No. 3 relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments Ltd. ("LILtd"), a private offshore investment corporation; (iii) Liberation Investment Group LLC ("LIGLLC"), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on August 7, 2003, as amended by Amendment No. 1 filed on August 26, 2003 and Amendment No. 2 filed on September 11, 2003 (the "Schedule 13D"). Items 4, 5 and 7 of the
Schedule 13D are amended and supplemented as follows:

Item 4.     Purpose of Transaction.

      On September 25, 2003, representatives of the Reporting Persons and the Reporting Persons' two independent nominees, Lee S. Hillman and Don R. Kornstein, met, at the Company's headquarters in Barrie, Ontario, with senior management, members of the board of directors and outside advisors of the Company. On September 29, 2003, the Reporting Persons issued a press release regarding the meeting. As described in the press release, during the meeting Mr. Pearlman told the Company's representatives that, in his view, the Company should announce its intention to convert to a Canadian Income Trust immediately. In Mr. Pearlman's view, such an announcement (1) could aid the Company in its efforts to lobby for an exemption from currently proposed U.S. tax legislation and (2) encourage third parties with a bona fide interest in acquiring the Company to come forward. Mr. Pearlman also explained to the Company's representatives that, if the Company were to incur a one-time tax under proposed U.S. tax legislation upon the conversion of the Company to a Canadian Income Trust, the Company could borrow the money necessary to pay the tax with the cost of such borrowings in a low interest rate environment having a de minimus impact to unit holders in a trust structure. Additionally, Mr. Pearlman recommended that the Company and its advisors evaluate two alternative trust structures, which would not require the Company to reincorporate in Canada and may avoid immediate corporate level tax.

      At the conclusion of the meeting, Messrs. Hillman and Kornstein met separately with two directors of the Company and suggested that if the Company is truly committed to a transaction, the Company should expand its board and have the Reporting Persons' two nominees join the board. The Company's representatives did not accept this suggestion.

      A copy of the Reporting Persons' September 29, 2003 Press Release is attached hereto as Exhibit 8.

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CUSIP No. 461120 10 7             SCHEDULE 13D              Page 7 of 18
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      On October 1, 2003, the Reporting Persons, in accordance with their rights under Delaware law, sent the Company a letter demanding the right to inspect and to make copies of certain of the Company's records, including a list of the names and addresses of all holders of common stock of the Company (the "Stockholder Request Letter"). A copy of the Stockholder Request Letter is attached hereto as Exhibit 9.

      The Reporting Persons currently intend to solicit proxies from the Company's stockholders to be used at the Annual Meeting in support of the election of Messrs. Hillman and Kornstein to the Company's Board of Directors and have filed a preliminary proxy statement with the Securities and Exchange Commission (the "Preliminary Proxy Statement") to be used in connection therewith.

Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

            (i) LILP beneficially owns 703,836 shares of Common Stock and is the beneficial owner of 3.4% of the Common Stock.

            (ii) LILtd beneficially owns 413,364 shares of Common Stock and is the beneficial owner of 2.0% of the Common Stock.

            (iii) LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILtd, beneficially owns 1,117,200 shares of Common Stock and is the beneficial owner of 5.4% of the Common Stock. (iv) Mr. Pearlman, as the majority member and General Manager of LIGLLC, beneficially owns 1,117,200 shares of Stock and is the beneficial owner of 5.4% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to own an aggregate of 5.4% of the Common Stock.

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CUSIP No. 461120 10 7             SCHEDULE 13D              Page 8 of 18
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            (b) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.


                             LILP      LILTD      LIGLLC   Mr. Pearlman

      Sole Power to           0          0          0           0
      Vote/ Direct Vote

      Shared Power to      703,836    413,364   1,117,200   1,117,200
      Vote/ Direct Vote

      Sole Power to           0          0          0           0
      Dispose/ Direct
      Disposition

      Shared Power to      703,836    413,364   1,117,200   1,117,200
      Dispose/ Direct
      Disposition


            (c) There have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days, except that:

            (1) On September 26, 2003, (i) LILP purchased 16,506 shares of Common Stock on the open market, at a price of $9.4777 per share, and
      (ii) LILtd purchased 9,694 shares of Common Stock on the open market, at a price of $9.4777 per share.

            (d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

            (e) Not applicable.

Item 7.     Materials to be Filed as Exhibits.

EXHIBIT 8   Press Release, dated September 29, 2003.

EXHIBIT 9 Letter dated October 1, 2003, from the Reporting Persons to InterTAN, Inc.

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CUSIP No. 461120 10 7             SCHEDULE 13D              Page 9 of 18
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Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      October 1, 2003


LIBERATION INVESTMENTS, L.P.
By:  Liberation Investment Group LLC, general partner

By:  /s/ Emanuel R. Pearlman
     -------------------------------
     Emanuel R. Pearlman
     General Manager


LIBERATION INVESTMENTS LTD.

By:  /s/ Emanuel R. Pearlman
     -------------------------------
     Emanuel R. Pearlman
     Director


LIBERATION INVESTMENT GROUP LLC

By:  /s/ Emanuel R. Pearlman
     -------------------------------
     Emanuel R. Pearlman
     General Manager


Emanuel R. Pearlman

/s/ Emanuel R. Pearlman
------------------------------------

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CUSIP No. 461120 10 7             SCHEDULE 13D              Page 10 of 18
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Exhibit Index

            Exhibit No.     Description
            -----------     -----------

            1           --  Letter dated August 8, 2003, from the Reporting
                            Persons to the Corporate Secretary of InterTAN, Inc.
                            notifying the Company of the Reporting Persons' intent to nominate two individuals for election to the Company's Board of Directors at the next annual meeting. (filed as Exhibit 1 to the 13D filed on August 12, 2003)

            2           --  Press Release, dated August 12, 2003. (filed as
                            Exhibit 2 to the 13D filed on August 12, 2003)

            3           --  Statement with Respect to Joint Filing of Schedule
                            13D. (filed as Exhibit 3 to the 13D filed on August
                            12, 2003)

            4           --  Letter dated August 25, 2003, from the Reporting
                            Persons to the Board of Directors of InterTAN, Inc.
                            (filed as Exhibit 4 to Amendment No. 1 to the 13D filed on August 26, 2003)

            5           --  Press Release, dated August 26, 2003. (filed as
                            Exhibit 5 to Amendment No. 1 to the 13D filed on
                            August 26, 2003)

            6           --  Letter dated September 10, 2003, from the Reporting
                            Persons to InterTAN, Inc. (filed as Exhibit 6 to
                            Amendment No. 2 to the 13D filed on September 11,
                            2003)

            7           --  Press Release, dated September 11, 2003. (filed as
                            Exhibit 7 to Amendment No. 2 to the 13D filed on
                            September 11, 2003)

            8           --  Press Release, dated September 29, 2003.*

            9           --  Letter dated October 1, 2003, from the Reporting
                            Persons to InterTAN, Inc.*

            *filed herewith.